UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 13, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EDF nuclear contract win

Amec Foster Wheeler announced today that it has secured a new agreement, worth £125 million to provide long-term support to EDF Energy Nuclear Generation.

Under the Technical Support Alliance 3 (TSA3) agreement, the global engineering consultancy will continue its operational support for the UK reactor fleet, which began more than 50 years ago. The five-year agreement, with an option to extend for a further five years, follows Amec Foster Wheeler's partnership with EDF Energy under two similar frameworks - TSA1 and TSA2.

Amec Foster Wheeler expects the contract to generate annual revenues of between £25m and £30m.

Stuart Crooks, EDF Energy's Managing Director Generation, said:

"Amec Foster Wheeler has worked in partnership with EDF Energy for a number of years and shares our vision for zero harm, exceptional nuclear safety performance, and world record-breaking results. The support of all our strategic partners is an important factor as we continue to operate our nuclear stations to the highest standards, providing secure, low-carbon, affordable power for the UK."

Clive White, President of Amec Foster Wheeler's Clean Energy business, said:

"Amec Foster Wheeler's deep technical knowledge and strong track record in project delivery are crucial to our continued support for EDF Energy's UK stations, which are producing more electricity than at any time since 2003.

"Amec Foster Wheeler's relentless focus on safety and efficiency is designed to maximise the value of our customers' assets, and we look forward to working in close partnership with EDF Energy to ensure the safe, efficient, return on investment from its UK nuclear stations."

TSA3 will play a key role in major station upgrades and enhancements, compliance-related activities, and fleet-critical projects. Amec Foster Wheeler will draw on the unique capabilities of its engineers, safety specialists and subject matter experts, and the largest commercial laboratory and test rig complex serving the UK nuclear industry.

Enquiries to:

Media: Jonathan Refoy Investors: Rupert Green	+ 44 (0)20 7429 7500 +44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler ( www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors. Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets. Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.
Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary